FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November16, 2017

DESWELL INDUSTRIES, INC.
(Registrant's name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Half 2018 Results

FOR IMMEDIATE RELEASE
MACAO (November 16, 2017) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months ended September 30, 2017.
Net sales for the first six months ended September 30, 2017 were $29.8 million, an increase of 44.2% compared to net sales of $20.6 million for the six months ended September 30, 2016. Net sales increased by 30.6% to $13.8 million in the plastic segment and increased by 58.4% to $16.0 million in the Company's electronic segment.
Total gross margin increased to 19.6% of net sales during the six months ended September 30, 2017, as compared to14.3% of net sales in the same period last year.  Gross profit margin in the plastic segment increased to 24.3% of net sales for the first half of fiscal 2018, compared to 17.9% of net sales for the corresponding period of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to lower factory overhead, offsetting a slight increase in raw material and labor costs, as a percentage of sales. Gross profit margin in the electronic segment increased to 15.5% of net sales for the first half of fiscal 2018, compared to 10.5% of net sales for the corresponding period of last fiscal year.  The increase in gross profit and margin in the electronic segment was mainly attributable to a decrease in labor cost and factory overhead, as a percentage of net sales. The operating income in the first half of fiscal 2018 was $1.6 million, compared to an operating loss of $1.8 million for the same period of fiscal 2017.
The Company reported net income of $3.7 million for the six months ended September 30, 2017, compared to net income of $0.7 million for the six months ended September 30, 2016. This was primarily due to an increase in gross profit and decrease in SG& A expense, as a percentage of sales, for the six months ended September 30, 2017. Deswell reported basic and diluted income per share of $0.23 for the first half of fiscal 2018 (based on 15,885,000 weighted average shares outstanding), compared to basic and diluted income per share of $0.04 (based on 16,056,000 weighted average shares outstanding), for the six months ended September 30, 2016.
The Company's financial position remained strong, with $11.7 million in cash and cash equivalents and working capital totaled $42.7 million as of September 30, 2017. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2017.
Mr. Edward So, Chief Executive Officer, commented, "Our strong operating performance in the first half of 2018 is a result of the strategic initiatives we have focused on over the past few years.  The top line growth reflects our efforts to drive revenue by expanding business with existing customers and adding new customers; both our plastic and electronic assembly segments saw strong growth in the period.  Furthermore, we have continued to reduce costs, enabling us to achieve enhanced margins and considerable growth in earnings per share.  Our pipeline is healthy, and we remain diligently focused on aligning with the right customers and products."

First Half Dividend

The Company also announces that its board of directors today decided no cash dividend will be paid for the first half of the fiscal year ended September 30, 2017.  The Company expects the distribution of dividend will be resumed no later than March 31, 2019.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.
To learn more about Deswell Industries, Inc., please visit the Company's website at www.deswell.com.
Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands except per share data)
 1.       Management's Statement
In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2017 and March 31, 2017, the results of operations for the six months ended September 30, 2017 and September 30, 2016, and the cash flows for the six months ended September 30, 2017 and September 30, 2016.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 14, 2017 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.
2.        Marketable securities and other securities investments
Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2017
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$15,919	$408	$16,327

	September 30, 2017
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$14,905	$945	$15,850

Marketable Securities
The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.
Unrealized gain (loss) from these marketable securities for the six months ended September 30, 2017 is included in the non-operating income of the consolidated statement of income (loss).
During the first half of fiscal 2018, there was a realized gain of $340 from the sale of marketable securities.

3.        Inventories
	September 30,	March 31,
	2017	2017
Inventories by major categories :
Raw materials	$6,488	$5,740
Work in progress	4,572	3,404
Finished goods	2,151	1,544
	$13,211	$10,688
4.        Earnings Per Share
The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 "Earnings Per Share").
The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.
The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.
The net income for the six months ended September 30, 2017 and 2016 were both from the Company's continuing operations.

DESWELL INDUSTRIES, INC.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS
Results of Operations

General
The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.
Six Months Ended September 30, 2017 Compared to Six Months Ended September 30, 2016
Net Sales - The Company's net sales for the six months ended September 30, 2017 were $29,759,000, an increase of $9,125,000 or 44.2%, as compared to $20,634,000 in the corresponding period in fiscal 2017. The increase was related to an increase in sales revenues of $3,227,000 and $5,898,000 in the plastic and electronic segments, respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was related to an increase in orders from existing customers of $4,678,000 mainly for telephone equipment, tooling and other products, offsetting a decrease in orders from other existing customers of $1,552,000, mainly for printing and motor vehicle products.
The revenue increase in the electronic segment was mainly due to an increase in orders of $5,680,000 from new and existing customers for professional audio equipment and home entertainment products.
Gross Profit - Gross profit for the first half of fiscal 2018 was $5,821,000, representing a gross profit margin of 19.6%. This compared with the overall gross profit and gross profit margin of $2,947,000 or 14.3% for the first half of fiscal 2017.

Gross profit in the plastic segment increased by $1,459,000 to $3,342,000 or 24.3% of net sales for the six months ended September 30, 2017, as compared to $1,883,000 or 17.7% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to a decrease in factory overhead, offsetting a slight increase in raw materials and labor costs, as percentage of net sales, when compared with the same period of last year.

Gross profit in the electronic segment increased by $1,416,000 to $2,479,000 or 15.5% of net sales for the six months ended September 30, 2017, as compared to $1,063,000 or 10.6% of net sales, for the same period of last fiscal year.  The increase in gross margin was mainly attributed to decreases in labor costs and factory overhead, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2017 were $4,434,000 or 14.9% of total net sales, as compared to $4,526,000 or 21.9% of total net sales for the six months ended September 30, 2016.

SG&A expenses in the plastic segment decreased by $185,000 to $2,818,000 or 20.5% of net sales for the first half of fiscal 2018, compared to $3,002,000 or 28.3% of net sales for the corresponding period in fiscal 2017. The decrease in SG&A expenses was mainly due to decrease of $164,000 in administrative staff cost, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $92,000 to $1,616,000 or 10.1% of net sales for the six months ended September 30, 2017, compared to $1,524,000 or 15.2% of net sales for the corresponding period in fiscal 2017. The increase was primarily related to the increase of $155,000 in administrative staff cost, $43,000 in local government and registration charges, and $11,000 in legal and professional fees, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $198,000 for the six months ended September 30, 2017, as compared to other operating expense of $239,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended September 30, 2017 was $265,000, as compared to expense of $328,000 for the same period in the prior fiscal year. The increase in other income was mainly due to an exchange gain of $205,000 and a reversal of provision of $84,000 for doubtful debts during the first half of fiscal 2018, as compared to an exchange loss of $157,000, a provision of $61,000 for doubtful debts, as well as a loss of $114,000 from disposal of fixed assets during the same period of fiscal 2017.

Other expense attributable to the electronic segment for the six months ended September 30, 2017 was $67,000, as compared to other income of $89,000 for the corresponding period in the prior fiscal year. This increase in other expense was mainly due to an increase of $161,000 in exchange loss during the six months ended September 30, 2017, as compared to the same period of last fiscal year.
Operating income - Operating income was $1,585,000 for the six months ended September 30, 2017, as compared to operating loss of $1,818,000 in the corresponding six months in the prior fiscal year.
On a segment basis, the operating income of the plastic segment was $789,000 in the six months ended September 30, 2017, as compared to operating loss of $1,447,000 in the corresponding period in fiscal 2017.   The increase in operating income in the plastic segment was mainly due to an increase in gross margin as described above.
The electronic segment reported operating income of $796,000 in the six months ended September 30, 2017, compared to an operating loss of $371,000 in the corresponding period in fiscal 2017.  The increase in operating income was due to the increase in gross margin as described above.
Non-operating income – Non-operating income for the six months ended September 30, 2017 was $2,130,000, as compared to non-operating income of $2,616,000 in the year-ago six months.  The decrease was primarily due to a decrease of $1,089,000 in unrealized holding gain on the fair value of marketable securities, which offset increases of $271,000 in realized gain on the sale of marketable securities and of $239,000 in other income during the six months ended September 30, 2017, as compared to the same six months of the prior fiscal year.
Income Taxes – Income tax for the six months ended September 30, 2017 represented an income tax expense of $67,000 and a deferred tax benefit of $21,000, as compared to an income tax expense of $55,000 and a deferred tax provision of $32,000 in the corresponding six months of the prior fiscal year.
On a segment basis, there was income tax expense of $33,000 and a deferred tax benefit of $21,000 in the plastic segment for the six months ended September 30, 2017, as compared to income tax expense of $23,000 and a deferred tax provision of 32,000 during the year-ago six months.  Income tax of the electronic segment was $34,000 for the six months ended September 30, 2017, as compared to income tax expense of $32,000 for the corresponding six months of fiscal 2017.
Net income – The Company had a net income of $3,669,000 for the six months ended September 30, 2017, as compared to net income of $711,000 for the six months ended September 30, 2016.   The increased net income for the first six-month period of fiscal 2018 was mainly attributed to the increase in gross margin as described above.

Net income for the plastic segment for the six months ended September 30, 2017 totaled $2,377,000, as compared to net income of $360,000 for the corresponding six months in fiscal 2017. Increase in net income in the first six months of fiscal 2018 for the plastic segment was mainly the result of increase in gross margin as described above.
Net income for the electronic segment for the six months ended September 30, 2017 was $1,292,000, compared to net income of $351,000 for the corresponding six months of fiscal 2017.  Improvement in the first six-month of fiscal 2018 for the electronic segment was mainly attributable to the increase in gross margin as described above.
Liquidity and Capital Resources
The Company relies primarily upon internally generated funds to finance its operations and investments.
As of September 30, 2017, the Company had working capital of $42,745,000 as compared to $41,307,000 at March 31, 2017.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2017.
As of September 30, 2017, the Company had cash and cash equivalents $11,713,000, as compared to $10,316,000 at September 30, 2016.  During the six months ended September 30, 2017, net cash provided by operating activities was $2,138,000.  Net cash provided by investing activities was $2,609,000, mainly due to cash provided by proceeds of $1,928,000 from the sale of marketable securities and of $6,000 from the sale of fixed assets, and a decrease of $3,306,000 in fixed deposits maturing over three months, offsetting cash used in purchases of fixed assets of $577,000 and of marketable securities of $435,000, and an increase of $1,619,000 in fixed deposits maturing over twelve months during the first half of fiscal 2018.   Net cash used in financing activities was comprised mainly of $1,112,000 in payment for dividends during the six months ended September 30, 2017.
The Company will continue to invest in manufacturing equipment and facilities.  These capital expenditures will be made for maintaining production capacity and efficiency of the plants.  During the period ended September 30, 2017, the Company had invested $0.6 million in manufacturing facilities and equipment.
As of September 30, 2017, the Company had no general banking facilities.

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)

	September, 30	March 31,
	2017	2017
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$11,713	$8,078
Fixed deposits maturing over three months	2,116	5,422
Marketable securities (note 2)	15,850	16,327
Accounts receivable, net	15,023	13,159
Inventories (note 3)	13,211	10,688
Prepaid expenses and other current assets	1,976	2,419
Total current assets	59,889	56,093
Property, plant and equipment - net	31,492	31,992
Time deposits maturing over twelve months	4,521	2,902
Total assets	$95,902	$90,987

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$6,995	$5,152
Accrued payroll and employee benefits	5,408	4,643
Customer deposits	2,102	2,152
Other accrued liabilities	1,217	1,474
Income taxes payable	530	476
Deferred income tax liabilities	892	889
Total current liabilities	17,144	14,786

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares;
15,885,239 shares issued & outstanding as of September 30, 2017 and March 31, 2017	53,063	53,063
Additional paid-in capital	5,184	5,184
Accumulated other comprehensive income	5,316	5,316
Retained earnings	15,195	12,638
Total shareholders' equity	78,758	76,201
Total liabilities and shareholders' equity	$95,902	$90,987

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Six months ended
	September 30,
	2017	2016

Net sales	$29,759	$20,634
Cost of sales	23,938	17,687
Gross profit	5,821	2,947
Selling, general and administrative expenses	4,434	4,526
Other income (expense), net	198	(239)
Operating income (loss)	1,585	(1,818)
Non-operating income, net (note 3)	2,130	2,616
Income before income taxes	3,715	798
Income taxes	46	87
Net income attributable to Deswell Industries, Inc.	$3,669	$711

Other comprehensive income	$-	$-
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$3,669	$711

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income (loss) per share	$0.23	$0.04
Weighted average common shares outstanding
shares (in thousands)	15,885	16,056

Diluted:
Net income (loss) per share	$0.23	$0.04
Weighted average number of shares
outstanding (in thousands)	15,885	16,056

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Six months ended	Six months ended
	September 30,	September 30,
	2017	2016
Cash flows from operating activities :
Net income (loss)	$3,669	$711
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,054	1,118
(Reversal of) provision for doubtful accounts	(84)	62
Allowances for obsolete inventories	85	(13)
Loss on disposal of property, plant and equipment	17	110
Unrealized holding gain on marketable securities	(537)	(1,626)
Realized holding gain on disposal of marketable securities	(340)	(69)
Realized loss on disposal of available-for-sale securities	-	14
Scrip dividend received	(139)	(58)
Deferred tax	3	22
Changes in operating assets and liabilities :
Accounts receivable	(1,780)	(1,911)
Inventories	(2,608)	(1,785)
Prepaid expenses and other current assets	443	(263)
Accounts payable	1,843	3,051
Accrued payroll and employee benefits	765	575
Customer deposits	(50)	899
Other accrued liabilities	(257)	45
Income taxes payable	54	39
Net cash provided by (used in) operating activities	2,138	921

Cash flows from investing activities
Purchase of property, plant and equipment	(577)	(397)
Proceeds from disposal of property, plant and equipment,	6	875
Purchase of marketable securities	(435)	(2,951)
Proceeds from disposal of marketable securities	1,928	920
Proceeds from disposal of available-for-sale securities	-	1,600
Increase in fixed deposits maturing over three months	3,306	(1,598)
Decrease in fixed deposits maturing over twelve months	(1,619)	74
Net cash provided by (used in) investing activities	2,609	(1,477)

Cash flows from financing activities
Dividends paid	(1,112)	(1,124)
Net cash used in financing activities	(1,112)	(1,124)

Cash effect of exchange rate changes	-	-

Net increase (decrease) in cash and cash equivalents	3,635	(1,680)
Cash and cash equivalents, at beginning of period	8,078	11,996
Cash and cash equivalents, at end of period	11,713	10,316

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	8	26

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So
Chief Executive Officer

Date: November 16, 2017